Exhibit 99.1

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

		2024					2025					2026
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North America		3.975	4.101	3.713	3.721	15.510	3.689	3.981	3.933	3.700	15.303	3.643	3.926	7.569
Europe		4.556	4.451	3.705	4.134	16.846	4.233	4.376	3.770	4.391	16.770	4.230	4.330	8.560
China		6.357	7.073	7.272	9.704	30.406	7.059	7.744	8.142	10.094	33.039	6.246	7.476	13.722
Rest of World		6.625	6.606	6.684	6.987	26.882	7.023	6.834	6.822	7.613	28.292	7.011	6.800	13.811
Global		21.513	22.231	21.374	24.526	89.644	22.004	22.935	22.667	25.798	93.404	21.130	22.532	43.662
Magna Steyr vehicle assembly volumes		0.022	0.019	0.015	0.016	0.072	0.017	0.016	0.015	0.023	0.071	0.025	0.029	0.054

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.741	0.731	0.733	0.715	0.730	0.697	0.723	0.726	0.717	0.716	0.730	0.723	0.726
1 euro equals U.S. dollars		1.085	1.076	1.099	1.066	1.082	1.053	1.134	1.169	1.164	1.130	1.171	1.163	1.167
1 Chinese renminbi equals U.S. dollars		0.139	0.138	0.140	0.139	0.139	0.138	0.138	0.140	0.141	0.139	0.144	0.147	0.146

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales
Body Exteriors & Structures		4,429	4,465	4,038	4,067	16,999	3,966	4,253	4,147	4,252	16,618	4,079	4,421	8,500
Power & Vision		3,842	3,926	3,837	3,786	15,391	3,646	3,857	3,854	3,841	15,198	3,881	4,093	7,974
Seating Systems		1,455	1,455	1,379	1,511	5,800	1,312	1,433	1,520	1,633	5,898	1,340	1,448	2,788
Complete Vehicles		1,383	1,242	1,159	1,402	5,186	1,276	1,226	1,085	1,261	4,848	1,224	1,160	2,384
Corporate & Other		(139)	(130)	(133)	(138)	(540)	(131)	(138)	(144)	(139)	(552)	(143)	(142)	(285)
		10,970	10,958	10,280	10,628	42,836	10,069	10,631	10,462	10,848	42,010	10,381	10,980	21,361

Costs and expenses
Cost of goods sold		9,642	9,494	8,828	9,073	37,037	8,827	9,127	8,973	9,094	36,021	8,958	9,368	18,326
Selling, general and administrative		516	523	487	535	2,061	539	565	531	586	2,221	557	585	1,142
Equity income		(34)	(9)	(13)	(45)	(101)	(20)	(32)	(44)	(47)	(143)	(95)	(45)	(140)
Adjusted EBITDA		846	950	978	1,065	3,839	723	971	1,002	1,215	3,911	961	1,072	2,033
Depreciation		377	373	384	376	1,510	369	388	389	401	1,547	403	395	798
Adjusted EBIT		469	577	594	689	2,329	354	583	613	814	2,364	558	677	1,235
Amortization of acquired intangible assets		28	28	28	28	112	26	29	27	29	111	19	17	36
Other expense (income), net	1	356	68	(188)	228	464	53	6	48	629	736	415	24	439
Interest expense, net		51	54	54	52	211	50	52	65	42	209	37	37	74
Income from operations before income taxes		34	427	700	381	1,542	225	496	473	114	1,308	87	599	686
Income tax expense		8	99	192	147	446	72	102	140	111	425	88	120	208
Net (loss) income		26	328	508	234	1,096	153	394	333	3	883	(1)	479	478
Income attributable to non-controlling interests		(17)	(15)	(24)	(31)	(87)	(7)	(15)	(28)	(4)	(54)	(11)	(10)	(21)
Net (loss) income attributable to Magna International Inc.		9	313	484	203	1,009	146	379	305	(1)	829	(12)	469	457
Diluted (loss) earnings per common share		$0.03	$1.09	$1.68	$0.71	$3.52	$0.52	$1.35	$1.08	$-	$2.93	$(0.04)	$1.72	$1.65
Weighted average number of Common Shares outstanding during the period (in millions):		287.1	287.3	287.3	285.9	286.9	282.0	281.7	281.8	281.2	282.5	278.1	273.2	276.3

NON-GAAP MEASURES
Adjusted EBITDA		846	950	978	1,065	3,839	723	971	1,002	1,215	3,911	961	1,072	2,033
Adjusted EBIT	2	469	577	594	689	2,329	354	583	613	814	2,364	558	677	1,235
Adjusted Return on Invested Capital	2	7.8%	9.4%	9.0%	11.8%	9.5%	5.7%	9.6%	9.2%	13.9%	9.7%	9.4%	12.5%	10.9%
Adjusted net income attributable to Magna International Inc.	2	311	389	369	482	1,551	219	407	375	617	1,618	386	508	894
Adjusted EPS	2	$1.08	$1.35	$1.28	$1.69	$5.41	$0.78	$1.44	$1.33	$2.18	$5.73	$1.38	$1.86	$3.24
Adjusted weighted average number of Common Shares outstanding during the period (in millions):	2	287.1	287.3	287.3	285.9	286.9	282.0	281.7	281.8	282.7	282.5	279.9	273.2	276.3

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.7%	4.8%	4.7%	5.0%	4.8%	5.4%	5.3%	5.1%	5.4%	5.3%	5.4%	5.3%	5.3%
Adjusted EBIT /Sales		4.3%	5.3%	5.8%	6.5%	5.4%	3.5%	5.5%	5.9%	7.5%	5.6%	5.4%	6.2%	5.8%
Income (loss) from operations before income taxes /Sales		0.3%	3.9%	6.8%	3.6%	3.6%	2.2%	4.7%	4.5%	1.1%	3.1%	0.8%	5.5%	3.2%
Effective tax rate
Reported		23.5%	23.2%	27.4%	38.6%	28.9%	32.0%	20.6%	29.6%	97.4%	32.5%	101.1%	20.0%	30.3%
Excluding Other expense (income) and amortization, net of taxes and valuation allowance adjustments		21.5%	22.8%	27.2%	19.5%	22.7%	25.7%	20.5%	26.5%	19.6%	22.4%	23.8%	19.1%	21.2%

Q2 2026 Financial Review of Magna International Inc.	Page 1 of 7	Prepared as at 7/30/2026

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions) (Unaudited)

Prepared in accordance with U.S. GAAP

2024	2025	2026
Note	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q
CONSOLIDATED BALANCE SHEETS
FUNDS EMPLOYED
Current assets:
Accounts receivable	8,379	8,219	8,377	7,376	8,198	8,258	8,406	7,593	8,215	8,376
Inventories	4,511	4,466	4,592	4,151	4,184	4,207	4,233	4,126	3,964	4,009
Prepaid expenses and other	399	314	303	344	358	333	316	407	405	371
Held for sale assets	-	-	-	-	-	-	-	-	316	252
13,289	12,999	13,272	11,871	12,740	12,798	12,955	12,126	12,900	13,008
Current liabilities:
Accounts payable	7,855	7,639	7,608	7,194	7,376	7,127	7,261	6,895	7,216	7,262
Accrued salaries and wages	883	862	962	867	893	917	994	888	920	924
Other accrued liabilities	2,728	2,650	2,642	2,572	2,723	2,845	2,906	2,745	2,878	3,038
Income taxes payable (receivable)	132	79	176	192	152	88	109	106	129	121
Held for sale liabilities	-	-	-	-	-	-	-	-	296	195
11,598	11,230	11,388	10,825	11,144	10,977	11,270	10,634	11,439	11,540

Working capital	1,691	1,769	1,884	1,046	1,596	1,821	1,685	1,492	1,461	1,468

Investments	1,195	1,161	1,165	1,045	1,062	1,129	1,098	1,103	1,289	1,248
Fixed assets, net	9,545	9,623	9,836	9,584	9,650	9,853	9,707	9,507	9,012	8,851
Goodwill, other assets and intangible assets	4,646	4,709	4,865	4,532	4,669	4,896	4,876	4,277	4,108	4,054
Operating lease right-of-use assets	1,733	1,688	1,780	1,941	2,032	2,061	2,024	1,928	1,865	1,805
Funds employed	18,810	18,950	19,530	18,148	19,009	19,760	19,390	18,307	17,735	17,426
FINANCING
Net debt and leases:
Cash and cash equivalents	(1,517)	(999)	(1,061)	(1,247)	(1,059)	(1,536)	(1,327)	(1,612)	(1,605)	(1,430)
Short-term borrowings	838	848	828	271	614	349	433	-	136	-
Long-term debt due within one year	824	65	65	708	1,005	706	33	27	20	20
Long-term debt	4,549	4,863	4,916	4,134	3,892	4,984	4,967	4,685	4,643	4,608
Current portion of operating lease liabilities	306	306	319	293	305	318	323	328	328	321
Operating lease liabilities	1,407	1,378	1,458	1,662	1,742	1,759	1,722	1,649	1,573	1,520
6,407	6,461	6,525	5,821	6,499	6,580	6,151	5,077	5,095	5,039
Long-term employee benefit liabilities	584	564	571	533	552	574	573	554	530	519
Other long-term liabilities	471	507	339	396	349	267	298	399	426	385
Deferred tax assets, net	(576)	(592)	(592)	(542)	(557)	(564)	(567)	(562)	(588)	(625)
479	479	318	387	344	277	304	391	368	279
Shareholders' equity	11,924	12,010	12,687	11,940	12,166	12,903	12,935	12,839	12,272	12,108
18,810	18,950	19,530	18,148	19,009	19,760	19,390	18,307	17,735	17,426

ASSET UTILIZATION RATIOS
Days in accounts receivable	68.7	67.5	73.3	62.5	73.3	69.9	72.3	63.0	71.2	68.7
Days in accounts payable	73.3	72.4	77.6	71.4	75.2	70.3	72.8	68.2	72.5	69.8
Inventory turnover - cost of goods sold	8.5	8.5	7.7	8.7	8.4	8.7	8.5	8.8	9.0	9.3
Working capital turnover	25.9	24.8	21.8	40.6	25.2	23.4	24.8	29.1	28.4	29.9
Total asset turnover	2.3	2.3	2.1	2.3	2.1	2.2	2.2	2.4	2.3	2.5

CAPITAL STRUCTURE
Net debt and leases	34.1%	34.1%	33.4%	32.1%	34.2%	33.3%	31.7%	27.7%	28.7%	28.9%
Long-term employee benefit liabilities, other long-term liabilities & deferred tax liabilities, net	2.5%	2.5%	1.6%	2.1%	1.8%	1.4%	1.6%	2.1%	2.1%	1.6%
Shareholders' equity	63.4%	63.4%	65.0%	65.8%	64.0%	65.3%	66.7%	70.1%	69.2%	69.5%
100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Adjusted Debt to Adjusted EBITDA	2	1.98	x	1.91	x	1.93	x	1.75	x	1.92	x	2.03	x	1.88	x	1.59	x	1.50	x	1.42	x

Debt to total capitalization	39.9%	38.3%	37.4%	37.2%	38.3%	38.6%	36.6%	34.3%	35.3%	34.8%

Q2 2026 Financial Review of Magna International Inc.	Page 2 of 7	Prepared as at 7/30/2026

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions) (Unaudited)

Prepared in accordance with U.S. GAAP

		2024					2025					2026
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
CONSOLIDATED STATEMENTS OF CASH FLOWS
Operating activities
Net income		26	328	508	234	1,096	153	394	333	3	883	(1)	479	478
Items not involving current cash flows		565	353	277	662	1,857	394	368	454	1,152	2,368	638	382	1,020
		591	681	785	896	2,953	547	762	787	1,155	3,251	637	861	1,498
Changes in operating assets and liabilities		(330)	55	(58)	1,014	681	(470)	(135)	125	827	347	40	93	133
Cash provided from operating activities		261	736	727	1,910	3,634	77	627	912	1,982	3,598	677	954	1,631

Investment activities
Fixed asset additions		(493)	(500)	(476)	(709)	(2,178)	(268)	(246)	(267)	(532)	(1,313)	(219)	(269)	(488)
Increase in investments, other assets and intangible assets		(125)	(170)	(115)	(207)	(617)	(148)	(94)	(100)	(157)	(499)	(168)	(77)	(245)
Net cash (outflow) inflow from disposal of facilities	1(f), 1(g)	4	-	78	-	82	-	-	-	-	-	-	(31)	(31)
Investment in Public and Private Equity Investments		(23)	2	(1)	10	(12)	(1)	(3)	(2)	(2)	(8)	(1)	(4)	(5)
Proceeds from disposition		87	57	38	37	219	26	14	27	54	121	82	9	91
Business combinations		(30)	(56)	-	-	(86)	(4)	4	(1)	-	(1)	-	-	-
Cash used for investment activities		(580)	(667)	(476)	(869)	(2,592)	(395)	(325)	(343)	(637)	(1,700)	(306)	(372)	(678)

Financing activities
Net issues (repayments) of debt		757	(416)	(47)	(513)	(219)	322	341	(583)	(747)	(667)	135	(141)	(6)
Common Shares issued on exercise of stock options		30	-	-	-	30	-	-	-	2	2	86	21	107
Repurchase of Common Shares		(3)	(2)	-	(202)	(207)	(51)	-	-	(86)	(137)	(440)	(465)	(905)
Tax withholdings on vesting of equity awards		(4)	(1)	-	(3)	(8)	(4)	-	-	(1)	(5)	(9)	(3)	(12)
Acquisition of non-controlling interest		-	-	-	-	-	-	-	(40)	(82)	(122)	-	-	-
Dividends paid to non-controlling interests		-	(26)	(10)	(10)	(46)	-	(25)	(15)	(19)	(59)	-	(32)	(32)
Dividends paid		(134)	(134)	(138)	(133)	(539)	(136)	(137)	(136)	(135)	(544)	(135)	(133)	(268)
Cash provided from (used for) financing activities		646	(579)	(195)	(861)	(989)	131	179	(774)	(1,068)	(1,532)	(363)	(753)	(1,116)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(8)	(8)	6	6	(4)	(1)	(4)	(4)	8	(1)	8	(4)	4
Net increase (decrease) in cash, cash equivalents and restricted cash equivalents during the period		319	(518)	62	186	49	(188)	477	(209)	285	365	16	(175)	(159)

Cash, cash equivalents and restricted cash equivalents, beginning of period	4	1,198	1,517	999	1,061	1,198	1,247	1,059	1,536	1,327	1,247	1,612	1,628	1,612
Cash, cash equivalents and restricted cash equivalents, end of period		1,517	999	1,061	1,247	1,247	1,059	1,536	1,327	1,612	1,612	1,628	1,453	1,453

NON-GAAP MEASURES
Free Cash Flow	2	-270	123	174	1,031	1,058	-313	301	572	1,347	1,907	372	617	989

Q2 2026 Financial Review of Magna International Inc.	Page 3 of 7	Prepared as at 7/30/2026

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

Note 1:	OTHER EXPENSE (INCOME), NET

Other expense (income), net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense (income), net consists of:

		2024					2025					2026
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
Loss on assets held for sale	[a]	-	-	-	-	-	-	-	-	-	-	485	11	496
Restructuring activities	[b]	38	55	-	94	187	44	13	46	15	118	26	15	41
Impacts related to Fisker Inc. [“Fisker”]	[c]	316	19	(189)	52	198	-	-	-	-	-	-	(2)	(2)
Investment revaluations, (gains) losses on sales, and impairments	[d]	2	3	1	3	9	9	(7)	2	(1)	3	(96)	-	(96)
Impairments	[e]	-	-	-	79	79	-	-	-	615	615	-	-	-
Gain on business combination	[f]	-	(9)	-	-	(9)	-	-	-	-	-	-	-	-
		356	68	(188)	228	464	53	6	48	629	736	415	24	439

[a]	Loss on assets held for sale

During the first quarter of 2026, the Company entered into definitive agreements to divest its European Lighting and Rooftop Systems businesses, and during the second quarter of 2026 entered into a definitive agreement to divest its Lighting business in North America, South America, and China. These businesses are reported within the Company’s Power & Vision segment.

The Company concluded that the assets and liabilities of the Lighting and Rooftop Systems businesses met the criteria to be classified as held for sale as of March 31, 2026, and recognized an impairment loss of $485 million, and $13 million, during the first and second quarter of 2026, respectively. The sale of the European Lighting business closed on June 29, 2026, resulting in a gain on sale of $2 million. The sale of the Rooftop Systems business, and Lighting business in North America, South America, and China are expected to close during the second half of 2026, subject to customary closing conditions and regulatory approvals.

[b]	Restructuring activities

	2024					2025					2026
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
Complete Vehicles	26	-	-	29	55	33	-	12	13	58	21	-	21
Seating Systems	-	-	-	-	-	-	-	-	-	-	-	10	10
Power & Vision	-	55	-	49	104	11	13	34	(7)	51	5	5	10
Body Exteriors & Structures	12	-	-	16	28	-	-	-	9	9	-	-	-
	38	55	-	94	187	44	13	46	15	118	26	15	41

Restructuring charges generally related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America and Asia Pacific. During the third quarter of 2025 and the second quarter of 2026, the Company's Power & Vision segment recognized equity losses of $10 million and $3 million, respectively, associated with its share of significant rightsizing activities at an equity method investee. During the second quarters of 2025 and 2024, the Company recorded $6 million and $35 million, respectively, of restructuring charges associated with its acquisition of the Veoneer Active Safety Business [“Veoneer AS”].

[c]	Impacts related to Fisker Inc. [“Fisker”]

During 2023 and 2024, the Company recorded impairment charges on its Fisker related net assets, including its Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. The Company also recorded additional restructuring charges during the first quarter of 2024 related to its Fisker related assembly operations. In the course of such bankruptcy proceedings, the Company terminated its manufacturing agreement for the Fisker Ocean SUV and recognized the remaining $196 million of deferred revenue into income.

	2024					2025					2026
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
Impairment of Fisker related net assets	261	19	7	43	330	-	-	-	-	-	-	(2)	(2)
Impairment of Fisker warrants	33	-	-	-	33	-	-	-	-	-	-	-	-
Additional restructuring related to Complete Vehicles	22	-	-	9	31	-	-	-	-	-	-	-	-
Recognition of related deferred revenue	-	-	(196)	-	(196)	-	-	-	-	-	-	-	-
	316	19	(189)	52	198	-	-	-	-	-	-	(2)	(2)

[d]	Investment revaluations, (gains) losses on sales, and impairments

	2024					2025					2026
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
(Gains) and losses related to revaluation and disposition	2	3	1	(10)	(4)	9	(7)	-	(1)	1	(110)	-	(110)
Non-cash impairment charges	-	-	-	13	13	-	-	2	-	2	14	-	14
	2	3	1	3	9	9	(7)	2	(1)	3	(96)	-	(96)

The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gains and losses on disposition, are primarily recorded in Corporate. The non-cash impairment charges on private equity investments are primarily recorded in Corporate. During the first quarter of 2026, the Company recorded an unrealized gain of $108 million resulting from the revaluation of its existing private equity investment in Waymo LLC ("Waymo") following Waymo's completion of a new financing round.

[e]	Impairments

During 2025, the Company concluded that indicators of impairment were present for finite-lived intangible assets and goodwill in the Electronics reporting unit within the Power & Vision segment and recorded $591 million impairment. During 2025, the Company also recorded an impairment charge of $24 million on fixed assets and other assets at a European facility in its Body Exteriors & Structures segment. During 2024, the Company recorded an impairment charge of $79 million on fixed assets, right of use assets and intangible assets at two European facilities in its Power & Vision segment.

[f]	Gain on business combination

During 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million.

Q2 2026 Financial Review of Magna International Inc.	Page 4 of 7	Prepared as at 7/30/2026

Note 2:	NON-GAAP MEASURES

The Company presents Adjusted EBIT (Earnings before interest, taxes, Other expense (income), net and amortization of acquired intangible assets); Adjusted Net Income (Net Income before Other expense (income), net, net of tax excluding significant income tax valuation allowance adjustments, and amortization of acquired intangible assets); Adjusted Diluted Earnings per Share ("Adjusted EPS"); Adjusted EBIT as a percentage of sales; Free Cash Flow; Adjusted Return on Invested Capital; and Adjusted Debt to Adjusted EBITDA. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company.  However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

The following table reconciles Income from operations before income taxes to Adjusted EBIT:

	2024					2025					2026
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
Income from operations before income taxes	34	427	700	381	1,542	225	496	473	114	1,308	87	599	686
Exclude:
Amortization of acquired intangible assets	28	28	28	28	112	26	29	27	29	111	19	17	36
Other expense (income), net	356	68	(188)	228	464	53	6	48	629	736	415	24	439
Interest expense, net	51	54	54	52	211	50	52	65	42	209	37	37	74
Adjusted EBIT	469	577	594	689	2,329	354	583	613	814	2,364	558	677	1,235

The following table shows the calculation of Adjusted Return on Invested Capital:

	2024					2025					2026
	1st Q	2nd Q	3rd Q	4th Q	FY	1st Q	2nd Q	3rd Q	4th Q	FY	1st Q	2nd Q	TOTAL
Net (loss) income	26	328	508	234	1,096	153	394	333	3	883	(1)	479	478
Add (deduct):
Interest expense, net	51	54	54	52	211	50	52	65	42	209	37	37	74
Amortization of acquired intangible assets	28	28	28	28	112	26	29	27	29	111	19	17	36
Other expense (income), net	356	68	(188)	228	464	53	6	48	629	736	415	24	439
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(93)	(32)	30	(38)	(133)	(19)	(18)	(22)	(48)	(107)	(45)	(9)	(54)
Adjustments to Deferred Tax Valuation Allowances	-	-	-	51	51	-	-	-	-	-	-	-	-
Adjusted After-tax operating profits	368	446	432	555	1,801	263	463	451	655	1,832	425	548	973

Total Assets	32,678	31,986	32,790	31,039		32,074	33,175	32,907	31,417		31,660	31,292
Excluding:
Cash and cash equivalents	(1,517)	(999)	(1,061)	(1,247)		(1,059)	(1,536)	(1,327)	(1,612)		(1,605)	(1,430)
Deferred tax assets	(753)	(807)	(811)	(819)		(862)	(902)	(920)	(864)		(881)	(896)
Less Current Liabilities	(13,566)	(12,449)	(12,600)	(12,097)		(13,068)	(12,350)	(12,059)	(10,989)		(11,923)	(11,881)
Excluding:
Short-term borrowing	838	848	828	271		614	349	433	-		136	-
Long-term debt due within one year	824	65	65	708		1,005	706	33	27		20	20
Current portion of operating lease liabilities	306	306	319	293		305	318	323	328		328	321
Invested Capital	18,810	18,950	19,530	18,148		19,009	19,760	19,390	18,307		17,735	17,426

Adjusted After-tax operating profits	368	446	432	555	1,801	263	463	451	655	1,832	425	548	973
Average Invested Capital	18,871	18,880	19,240	18,839	18,875	18,579	19,385	19,575	18,849	18,923	18,021	17,581	17,823
Adjusted Return on Invested Capital	7.8%	9.4%	9.0%	11.8%	9.5%	5.7%	9.6%	9.2%	13.9%	9.7%	9.4%	12.5%	10.9%

Q2 2026 Financial Review of Magna International Inc.	Page 5 of 7	Prepared as at 7/30/2026

Note 2:	NON-GAAP MEASURES (Continued)

The following table reconciles Net income attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:

		2024					2025					2026
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
Net (loss) income attributable to Magna International Inc.		9	313	484	203	1,009	146	379	305	(1)	829	(12)	469	457
Exclude:
Amortization of acquired intangible assets		22	23	22	22	89	21	24	22	26	93	17	16	33
Loss on assets held for sale		-	-	-	-	-	-	-	-	-	-	452	11	463
Impairments		-	-	-	79	79	-	-	-	578	578	-	-	-
Restructuring activities		32	45	-	82	159	44	9	46	15	114	25	14	39
Investment revaluations, (gains) losses on sales, and impairments		1	2	3	6	12	8	(5)	2	(1)	4	(96)	-	(96)
Impacts related to Fisker Inc. [“Fisker”]		247	15	(140)	39	161	-	-	-	-	-	-	(2)	(2)
Gain on business combination		-	(9)	-	-	(9)	-	-	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	51	51	-	-	-	-	-	-	-	-
												-		-
Adjusted net income attributable to Magna International Inc.		311	389	369	482	1,551	219	407	375	617	1,618	386	508	894

The following table reconciles diluted (loss) earnings per common share to Adjusted EPS [iv]:

		2024					2025					2026
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
Diluted (loss) earnings per common share		$0.03	$1.09	$1.68	$0.71	$3.52	$0.52	$1.35	$1.08	$-	$2.93	$(0.04)	1.72	$1.65
Exclude:
Amortization of acquired intangible assets		0.08	0.08	0.08	0.08	0.31	0.08	0.08	0.08	0.09	0.34	0.06	0.06	0.13
Loss on assets held for sale		-	-	-	-	-	-	-	-	-	-	1.61	0.04	1.68
Impairments		-	-	-	0.28	0.28	-	-	-	2.04	2.05	-	-	-
Restructuring activities		0.11	0.15	-	0.29	0.55	0.15	0.03	0.16	0.05	0.40	0.09	0.05	0.14
Investment revaluations, (gains) losses on sales, and impairments		-	0.01	0.01	0.01	0.04	0.03	(0.02)	0.01	-	0.01	(0.34)	-	(0.35)
Impacts related to Fisker Inc. [“Fisker”]		0.86	0.05	(0.49)	0.14	0.56	-	-	-	-	-	-	(0.01)	(0.01)
Gain on business combination		-	(0.03)	-	-	(0.03)	-	-	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	0.18	0.18	-	-	-	-	-	-	-	-

Adjusted EPS		$1.08	$1.35	$1.28	$1.69	$5.41	$0.78	$1.44	$1.33	$2.18	$5.73	$1.38	$1.86	$3.24

[i] Adjustments to Deferred Tax Valuation Allowance

The Company records quarterly adjustments to the valuation allowance against its deferred tax assets and liabilities in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is an increase to income tax expense in the fourth quarter of 2024.

The following table reconciles Diluted weighted average number of Common Shares outstanding to Adjusted Diluted weighted average number of Common Shares outstanding:

		2024					2025					2026
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
Diluted weighted average number of Common Shares outstanding during the period (in millions):		287.1	287.3	287.3	285.9	286.9	282.0	281.7	281.8	281.2	282.5	278.1	273.2	276.3
Adjusted Dilutive impact of stock option and share awards	[ii]	-	-	-	-	-	-	-	-	1.5	-	1.8	-	-
Adjusted Diluted weighted average number of Common Shares outstanding during the period (in millions):		287.1	287.3	287.3	285.9	286.9	282.0	281.7	281.8	282.7	282.5	279.9	273.2	276.3

[ii] For the first quarter of 2026 and fourth quarter of 2025, the Company generated Adjusted Net Income attributable to Magna International Inc. while reporting a net loss attributable to Magna International Inc. As a result, certain stock-based compensation awards have a dilutive effect for adjusted EPS and are included in the adjusted diluted weighted average number of Common Shares.

Q2 2026 Financial Review of Magna International Inc.	Page 6 of 7	Prepared as at 7/30/2026

Note 2: NON-GAAP MEASURES (Continued)

The following table shows the calculation of Rating Agency Adjusted Debt to Adjusted EBITDA:

		2024								2025								2026
		1st Q		2nd Q		3rd Q		4th Q		1st Q		2nd Q		3rd Q		4th Q		1st Q		2nd Q
Debt and leases per balance sheet		7,924		7,460		7,586		7,068		7,558		8,116		7,478		6,689		6,700		6,469
Long-Term Employee Benefit Liabilities	[iii]	125		125		125		127		127		127		127		131		131		131
Adjusted Debt	[A]	8,049		7,585		7,711		7,195		7,685		8,243		7,605		6,820		6,831		6,600

Rolling four quarter Adjusted EBITDA		3,718		3,699		3,704		3,839		3,716		3,737		3,761		3,911		4,149		4,250
Capitalized operating lease expense	[iii]	353		353		353		410		410		410		410		428		428		428
Pension adjustment	[iii], [iv]	4		4		4		(20)		(20)		(20)		(20)		2		2		2
Interest income	[iii]	86		86		86		98		98		98		98		66		66		66
Rolling four quarter cash portion of other expense, net		(94)		(161)		(149)		(219)		(203)		(161)		(196)		(106)		(90)		(88)
	[B]	4,067		3,981		3,998		4,108		4,001		4,064		4,053		4,301		4,555		4,658

Adjusted Debt to Adjusted EBITDA	[A] / [B]	1.98	x	1.91	x	1.93	x	1.75	x	1.92	x	2.03	x	1.88	x	1.59	x	1.50	x	1.42	x

[iii]	The long-term employee benefit liabilities, capitalized operating lease expense, interest income and pension adjustment figures included in the Adjusted EBITDA calculations are based on the annual figures for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.
[iv]	Pension adjustment calculated as Net Periodic Pension Benefit Cost less Current Service Cost for defined benefit pension plans.

The following table reconciles cash provided from operating activities to Free Cash Flow:

	2024					2025					2026
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
Cash provided from operating activities	261	736	727	1,910	3,634	77	627	912	1,982	3,598	677	954	1,631
Add (deduct):
Fixed asset additions	(493)	(500)	(476)	(709)	(2,178)	(268)	(246)	(267)	(532)	(1,313)	(219)	(269)	(488)
Increase in investments, other assets and intangible assets	(125)	(170)	(115)	(207)	(617)	(148)	(94)	(100)	(157)	(499)	(168)	(77)	(245)
Proceeds from disposition	87	57	38	37	219	26	14	27	54	121	82	9	91
Free Cash Flow	(270)	123	174	1,031	1,058	(313)	301	572	1,347	1,907	372	617	989

Note 3: SEGMENTED INFORMATION

	2024					2025					2026
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
Body Exteriors & Structures
Sales	4,429	4,465	4,038	4,067	16,999	3,966	4,253	4,147	4,252	16,618	4,079	4,421	8,500
Adjusted EBIT	298	341	273	371	1,283	230	347	305	465	1,347	274	360	634
Adjusted EBIT as a percentage of sales	6.7%	7.6%	6.8%	9.1%	7.5%	5.8%	8.2%	7.4%	10.9%	8.1%	6.7%	8.1%	7.5%

Power & Vision
Sales	3,842	3,926	3,837	3,786	15,391	3,646	3,857	3,854	3,841	15,198	3,881	4,093	7,974
Adjusted EBIT	98	198	279	235	810	124	162	236	166	688	252	245	497
Adjusted EBIT as a percentage of sales	2.6%	5.0%	7.3%	6.2%	5.3%	3.4%	4.2%	6.1%	4.3%	4.5%	6.5%	6.0%	6.2%

Seating Systems
Sales	1,455	1,455	1,379	1,511	5,800	1,312	1,433	1,520	1,633	5,898	1,340	1,448	2,788
Adjusted EBIT	52	53	51	67	223	(30)	42	62	136	210	25	51	76
Adjusted EBIT as a percentage of sales	3.6%	3.6%	3.7%	4.4%	3.8%	-2.3%	2.9%	4.1%	8.3%	3.6%	1.9%	3.5%	2.7%

Complete Vehicles
Sales	1,383	1,242	1,159	1,402	5,186	1,276	1,226	1,085	1,261	4,848	1,224	1,160	2,384
Adjusted EBIT	27	20	27	56	130	44	28	29	50	151	32	37	69
Adjusted EBIT as a percentage of sales	2.0%	1.6%	2.3%	4.0%	2.5%	3.4%	2.3%	2.7%	4.0%	3.1%	2.6%	3.2%	2.9%

Corporate and other
Intercompany eliminations	(139)	(130)	(133)	(138)	(540)	(131)	(138)	(144)	(139)	(552)	(143)	(142)	(285)
Adjusted EBIT	(6)	(35)	(36)	(40)	(117)	(14)	4	(19)	(3)	(32)	(25)	(16)	(41)

Total
Sales	10,970	10,958	10,280	10,628	42,836	10,069	10,631	10,462	10,848	42,010	10,381	10,980	21,361
Adjusted EBIT	469	577	594	689	2,329	354	583	613	814	2,364	558	677	1,235
Adjusted EBIT as a percentage of sales	4.3%	5.3%	5.8%	6.5%	5.4%	3.5%	5.5%	5.9%	7.5%	5.6%	5.4%	6.2%	5.8%

Note 4: CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

A reconciliation of Cash and cash equivalents and Restricted cash equivalents (included in prepaid expenses) to Total cash, cash equivalents and restricted cash equivalents is as follows:

	2024				2025				2026
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q
Cash and cash equivalents	1,517	999	1,061	1,247	1,059	1,536	1,327	1,612	1,605	1,430
Restricted cash equivalents included in prepaid expenses	-	-	-	-	-	-	-	-	23	23
Total cash, cash equivalents and restricted cash equivalents	1,517	999	1,061	1,247	1,059	1,536	1,327	1,612	1,628	1,453

Q2 2026 Financial Review of Magna International Inc.	Page 7 of 7	Prepared as at 7/30/2026